Greenbriar Capital Corp.
Greenbriar Capital Holdco Inc.
Greenbriar Capital (US) LLC

632 Foster Avenue, Coquitlam, British Columbia, Canada V3J 2L7
Phone: 949.903.5906    Fax: 604.608.9572
www.greenbriarcapitalcorp.ca

NEWS RELEASE

Greenbriar announces worldwide Webinar on project updates

October 24th, 2022	Trading Symbol:
Toronto Venture Exchange: GRB
US OTC Market: GEBRF

October 24th, 2022 - Newport Beach, CA - Greenbriar Capital Corp. ("Greenbriar or "the Company") Greenbriar is pleased to announce that on November 3rd, 2022 at 11:00 am EDT, shareholders and investors will be invited to an informative update on all of the company's projects and assets hosted by Grit Capital and its CEO Genevieve Roch-Decter, CFA and attended by the Greenbriar CEO, Jeff Ciachurski and Toronto real estate mogul Ronnie Strasser, of Phantom Developments.

Shareholders and investors are encouraged to fully participate in the webinar discussion by asking any question about Greenbriar, and the market segments it participates within. Topics will include the reasons why Greenbriar is kept immune to all of the current negative market conditions. The company's projects benefit greatly from long term government subsidies in all of its major endeavours.

Greenbriar is a very high margin ESG Alternative Asset company, that holds projects often only reserved for institutional and ultra-high net worth investors.  Greenbriar believes in the democratization of opportunistic investing and therefore has always allowed the public to fully participate in these rare, one-of-a kind high margin projects.

Please register now for this exclusive Webinar at https://bit.ly/3F3b9es and also discover why a Toronto real estate magnate is bidding for one of the Greenbriar Capital assets. This is a unique opportunity to invest in the company at a valuation way below just one of its assets having a starting bid at $2.53 per share, within a much larger company portfolio. Greenbriar will soon be applying for a NYSE American listing.

There is a GRAND PRIZE: the webinar's most active participant will be flown out to Newport Beach, California for an exclusive lunch with Greenbriar founder and CEO, Jeff Ciachurski. Register at https://bit.ly/3F3b9es!

"Greenbriar Capital Corp. was recognized as a TSX Venture 50® company in 2014.
TSX Venture 50 is a trade-mark of TSX Inc. and is used under license."

Toronto Venture Exchange Symbol: GRB | US OTC Symbol: GEBRF

Project Summaries:

Montalva

As previously disclosed at the Puerto Rico Energy Bureau (Energy Bureau) website, Greenbriar and PREPA are in a mutually positive consensus to move the $195 Million 160 MWdc/80 MWac Montalva Solar Project forward within the venue of the Energy Bureau. Details will be released once approved by all parties. Greenbriar received a $195 Million funding mandate from Voya Financial (Voya is a USD $750 Billion investor and asset manager) to fund the project at the project level without shareholder dilution. The US Federal Government pays for 40% of the project, which amount then becomes the company's core project equity investment during and after construction.

Sage Ranch

Greenbriar is targeting end of November 2022 to file for approval the Precise Development Plan and then pull building permits to start construction of the 995 Government subsidized entry level ESG sustainable homes. Voya has provided a project level line of credit for USD $40 Million with no shareholder dilution.

Alberta Solar

The company is proceeding with its 400 MW solar initiative with West Lake Energy starting with a series of inside the fence projects at various West Lake operations and pumping facilities. Currently, West Lake is in discussions with the company for a strategic investment into Greenbriar Capital Corp.

Other Projects

Greenbriar has two other projects, that are not yet ready for public dissemination.

About Greenbriar Capital Corp:

Greenbriar is a leading ESG Alternative Asset developer of renewable energy and sustainable real estate. With long-term, high impact, contracted sales agreements in key project locations and led by a successful, industry-recognized operating and development team, Greenbriar targets deep valued assets directed at accretive shareholder value.

About Grit Capital:

Grit Capital is a large financial media platform democratizing investment knowledge built by a former +$100MM money manager Genevieve Roch-Decter, CFA. Grit's mission is to democratize Wall Street insights previously held by the 1% to the other 99%. Ranked the #1 Free Finance newsletter globally on Substack, the Grit platform has +600,000 investor followers across social media including +213,000 subscribers on its newsletters and thousands of paying subscribers.

For more information, please visit Grit Capital.

ON BEHALF OF THE BOARD OF DIRECTORS

"Jeff Ciachurski"

Jeffrey J. Ciachurski

Chief Executive Officer and Director

Phone: 949.903.5906
Fax: 604.608.9572
www.greenbriarcapitalcorp.ca

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"Greenbriar Capital Corp. was recognized as a TSX Venture 50® company in 2014.
TSX Venture 50 is a trade-mark of TSX Inc. and is used under license."

Toronto Venture Exchange Symbol: GRB | US OTC Symbol: GEBRF

Chief Executive Officer and Director

The TSX Venture Exchange has not reviewed and does not accept responsibility for the accuracy or adequacy of this release. Neither the TSX Venture Exchange nor its Regulation Service Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. This press release may contain forward-looking statements. All statements, other than statements of historical fact, constitute "forward-looking statements" and include any information that addresses activities, events or developments that the Company believes, expects or anticipates will or may occur in the future including the Company's strategy, plans or future financial or operating performance and other statements that express management's expectations or estimates of future performance.

"Greenbriar Capital Corp. was recognized as a TSX Venture 50® company in 2014.
TSX Venture 50 is a trade-mark of TSX Inc. and is used under license."

Toronto Venture Exchange Symbol: GRB | US OTC Symbol: GEBRF